Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	April 2,	April 3,
	2010	2009
	(In millions, except ratios)
Earnings:
Income from continuing operations	$410.2	$395.9
Plus: Income taxes	202.1	176.3
Fixed charges	59.1	47.4
Amortization of capitalized interest	—	—
Less: Interest capitalized during the period	—	0.2
Undistributed earnings in equity investments	—	—

	$671.4	$619.4

Fixed Charges:
Interest expense	$54.5	$38.8
Plus: Interest capitalized during the period	—	0.2
Interest portion of rental expense	4.6	8.4

	$59.1	$47.4

Ratio of Earnings to Fixed Charges	11.36	13.07